Exhibit 99.1

KAMADA LTD.
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel
_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Kamada Ltd. to be held at our offices at 7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel, on Tuesday, January 28, 2014, at 3:00 p.m. (Israel time) for the following purposes:

1.
To approve an amended compensation policy with respect to the terms of service and employment of our office holders, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).

2.
To elect the following outside directors, within the meaning of the Israeli Companies Law: (a) Dr. Abraham Havron for a second three-year term; and (b) Dr. Estery Giloz-Ran for an initial three-year term.

3.	Subject to the approval of Item 2(b), to approve our entering into an indemnification agreement with Dr. Estery Giloz-Ran.

4.	Subject to the approval of Item 2(b), to approve the grant of options to our outside directors, including Dr. Estery Giloz-Ran.

5.
To approve the grant of options to each of our directors, other than the outside directors, Mr. Leon Recanati, the chairman of our board of directors, and Mr. David Tsur, our chief executive officer and a director.

6.	To approve the grant of options to Mr. Leon Recanati, the chairman of our board of directors.

7.	To approve updated compensation terms (including the grant of options) for Mr. David Tsur, our chief executive officer and a director.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on December 19, 2013, are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the proxy card.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Leon Recanati Chairman of the Board of Directors

December 19, 2013

KAMADA LTD.
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. to be voted at an Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at our offices at 7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel, on Tuesday, January 28, 2014, at 3:00 p.m. (Israel time).

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or about December 24, 2013.

Purpose of the Extraordinary Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) approval of an amended compensation policy with respect to the terms of service and employment of our office holders, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”); (2) election of the following outside directors, within the meaning of the Israeli Companies Law: (a) Dr. Abraham Havron for a second three-year term; and (b) Dr. Estery Giloz-Ran for an initial three-year term; (3) subject to the approval of Item (2)(b), approval of our entering into an indemnification agreement with Dr. Estery Giloz-Ran; (4) subject to the approval of Item (2)(b), approval of the grant of options to our outside directors, including Dr. Estery Giloz-Ran; (5) approval of the grant of options to each of our directors, other than the outside directors, Mr. Leon Recanati, the chairman of our board of directors, and Mr. David Tsur, our chief executive officer and a director; (6) approval of the grant of options to Mr. Leon Recanati, the chairman of our board of directors; and (7) approval of updated compensation terms (including the grant of options) for Mr. David Tsur, our chief executive officer and a director.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 1.00 per share, as of the close of business on December 19, 2013, are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of December 19, 2013, the record date for determination of shareholders entitled to vote at the Meeting, there were 35,959,670 outstanding ordinary shares.

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Voting in Person.  If your shares are registered directly in your name with our transfer agent or in our register of shareholders (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so or, if you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.

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Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange, you must attach to the proxy card a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  The proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Legal Counsel, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  Any number of shareholders present will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.

With respect to Proposal 1:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the proposal, provided that either: (i) the shares voting in favor of the matter (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, or (ii) the total number of shares voted against the matter by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

With respect to Proposals 2A and 2B: The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals, provided that either: (i) the shares voting in favor of the election of the outside director (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the election of the outside director (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), or (ii) the total number of shares voted against the election of the outside director by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on Proposals 1, 2A and 2B indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in each of such proposals.  Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals.

With respect to Proposals 3-7: The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of December 19, 2013 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our directors; and (iii) all of our current directors and executive officers as a group.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Estate of Ralf Hahn(3)	4,803,821	13.36%
The Phoenix Holding Ltd.(4)	2,925,820	8.14%
FMR LLC(5)	2,772,988	7.71%
Gov Financial Holdings Ltd.(6)	2,745,645	7.64%
D.S Apex Holdings Ltd. Group(7)	2,425,429	6.74%
Leon Recanati(8)	3,423,124	9.52%
Reuven Behar	60,670	* %
Jonathan Hahn(9)	4,808,491	13.37%
Dr. Abraham Havron	1,742	* %
Ziv Kop	24,536	* %
Alicia Rotbard	--	--
Tuvia Shoham	32,155	* %
David Tsur(10)	835,992	2.32%
Directors and officers as a group (16 persons)	9,331,516	25.95%

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* Less than 1% of our ordinary shares.

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  All options exercisable and debentures convertible into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options or convertible debentures for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.  Except as described in the footnotes below, and subject to community property laws where applicable, we believe that each shareholder named in the table above has sole voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

(2)	The percentages shown are based on 35,959,670 ordinary shares outstanding as of December 19, 2013.

(3)
Mr. Ralf Hahn, the former chairman of our board of directors, passed away on February 10, 2013.  The estate of Mr. Hahn holds 1,660,581 ordinary shares directly and 3,111,661 ordinary shares indirectly through Damar Chemicals Inc., a company registered in Panama (“Damar”) that was indirectly wholly-owned by Mr. Ralf Hahn.  Additionally, the estate of Mr. Hahn holds approximately 53.5% of the shares of Tuteur S.A.C.I.F.I.A, a company organized under the laws of Argentina (“Tuteur”), which holds 31,579 ordinary shares.  The estate of Mr. Hahn possesses voting and investment power over the shares held by Damar and Tuteur.  We were informed by Mr. Jonathan Hahn that he has been appointed as provisional estate administrator of Mr. Hahn’s estate and accordingly, he has the right to exercise the voting and investment power over the shares held directly and indirectly by the estate of Mr. Hahn.  The board of directors of Tuteur, for which Mr. Jonathan Hahn serves as the chairman, makes the voting and investment decisions over shares held by Tuteur.

(4)
Based solely upon, and qualified in its entirety with reference to, a notice dated December 17, 2013 submitted to our company.  Based on a Schedule 13G filed with the Securities and Exchange Commission on July 30, 2013, the shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd.  The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding shares and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.  Each of the reporting persons disclaims beneficial ownership of the reported shares in excess of their actual pecuniary interest therein.

(5)	Based solely upon, and qualified in its entirety with reference to, a notice dated November 18, 2013 submitted to our company.

(6)
Gov Financial Holdings Ltd. (“Gov”) is wholly-owned by Mr. Leon Recanati, the Chairman of our board of directors, who exercises sole voting and investment power over the shares held by Gov.  See also Footnote (8).

(7)
Based solely upon, and qualified in its entirety with reference to, a notice dated December 1, 2013 submitted to our company. To the best of our knowledge, BRM Group Ltd. and Mr. Zvi Stepak are the joint controlling shareholders of DS Apex Holdings Ltd.  BRM Group Ltd. is a private investment company beneficially owned by Messrs. Eli Barkat, Nir Barkat and Yuval Rakavy.

(8)	Mr. Recanati holds 677,479 ordinary shares directly and 2,745,645 ordinary shares indirectly through Gov.

(9)
Includes 4,670 ordinary shares held directly by Mr. Jonathan Hahn and 4,803,821 ordinary shares held by the estate of Mr. Ralf Hahn.  We were informed by Mr. Jonathan Hahn that he has been appointed as the provisional estate administrator and accordingly, he has the right to exercise the voting and investment power over shares held directly and indirectly by the estate of Mr. Ralf Hahn. See footnote (3).

(10)
Includes options to purchase 123,828 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 14.28 (or $3.83) per share, which expire between July 15, 2015 and June 18, 2018.

ITEM I - APPROVAL OF AMENDED COMPENSATION POLICY FOR DIRECTORS AND
OFFICERS
(Item 1 on the Proxy Card)

Pursuant to a recent amendment to the Israeli Companies Law, which became effective on December 12, 2012 (the “Amendment”), a public company was required to adopt a compensation policy by September 12, 2013, which sets forth the terms of service and employment of office holders, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit.  The term “office holder,” as defined in the Israeli Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer.

 In accordance with the requirements of the Amendment, our compensation committee and board of directors approved a compensation policy and it was presented to our shareholders for approval at an extraordinary general meeting held on September 11, 2013; however, the shareholders did not approve the compensation policy at such meeting.  Subsequently, in accordance with the Amendment, our board of directors nonetheless approved and adopted the compensation policy after each of our compensation committee and board of directors held additional discussions concerning the compensation policy and determined that the approval of the compensation policy is beneficial to our company, primarily in order to avoid a situation in which we would be unable to pay executive officers that joined our company following September 12, 2013 absent shareholder approval of a compensation policy.

On November 12, 2013, our compensation committee approved an amended compensation policy attached hereto as Exhibit A (the “Amended Compensation Policy”).  Pursuant to the recommendation of our compensation committee, our board of directors subsequently approved the Amended Compensation Policy on November 12, 2013, and recommends that our shareholders approve the Amended Compensation Policy at the Meeting, which will replace our current compensation policy.  If the Amended Compensation Policy is not approved at the Meeting, our current compensation policy will remain in effect.

The Amended Compensation Policy reflects the objectives that our compensation committee and board of directors believe should be achieved by the structure and content of executive compensation.  The terms of the Amended Compensation Policy are intended to provide a compensation framework for each of our directors and officers that will adequately incentivize them to assist us in reaching our long-term goals and assist in aligning their interests with the interests of our company and shareholders.  We believe that the guidelines and balances among fixed and variable compensation set forth in the Amended Compensation Policy will also enable us to maintain and recruit qualified senior officers and to enhance their motivation. The Amended Compensation Policy also addresses (among other things) officers’ individual characteristics (such as their respective position, education, professional experience, scope of responsibilities and achievements) as the basis for variation between office holders, and internal ratios between compensation of officers and compensation of other employees.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the Compensation Policy attached as Exhibit A to the Proxy Statement for the Extraordinary General Meeting of Shareholders held on January 28, 2014, be, and hereby is, approved and adopted.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter or (ii) the total number of shares voted against the matter by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM II - ELECTION OF OUTSIDE DIRECTORS
(Items 2A and 2B on the Proxy Card)

The Israeli Companies Law requires companies incorporated under the laws of the State of Israel that are “public companies” to appoint at least two outside directors who meet the qualification requirements in the Israeli Companies Law.  We currently have two outside directors, one of whom is standing for reelection at the Meeting. In addition, we believe it would be in our best interest to appoint a third person to serve as an outside director.

The Israeli Companies Law provides that a person may not serve as an outside director if, on the date of the person’s appointment or within the preceding two years, the person or his or her relatives (as such term is defined in the Israeli Companies Law), partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with the company, any controlling shareholder of the company or relative of a controlling shareholder, or any entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by the company’s controlling shareholder (each an “Affiliated Party”). If there is no controlling shareholder or any shareholder holding 25% or more of our voting rights, a person may not serve as an outside director if the person has any affiliation to the chairman of the board of directors, the chief executive officer, any shareholder holding 5% or more of the company’s shares or voting rights or the most senior financial officer as of the date of the person’s appointment. The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis (excluding insignificant relationships); control; and service as an office holder (excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an outside director following the initial public offering). The Israeli Companies Law defines “office holder” as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, a director and any other manager directly subordinate to the general manager.

A person may not serve as an outside director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received, during his or her tenure as an outside director, direct or indirect compensation from the company for his or her role as a director, other than compensation permitted under the Israeli Companies Law and the regulations promulgated thereunder (including indemnification or exculpation, the company’s commitment to indemnify or exculpate such person and insurance coverage), may not continue to serve as an outside director.

In addition, no person may serve as an outside director if the person’s positions or other affairs create, or may create, a conflict of interest with that person’s responsibilities as a director, or may otherwise interfere with such person’s ability to serve as a director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time an outside director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the outside director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an outside director of another company if, at that time, a director of the other company is acting as an outside director of the first company.

An outside director must meet certain professional qualifications or have financial and accounting expertise, as such terms are defined under regulations promulgated pursuant to the Israeli Companies Law. At least one outside director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements under applicable U.S. laws and the Nasdaq listing requirements for membership on the audit committee and (2) has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations, then our outside directors are not required to possess financial and accounting expertise as long as they possess the requisite professional qualifications. The board of directors determines whether a director possesses financial and accounting expertise or professional qualifications.

Each committee authorized to exercise any of the powers of the board of directors is required to include at least one outside director, and both the audit committee and compensation committee are required to include all of the outside directors.

Outside directors are elected by the shareholders by a special majority.  Under Israeli law, the initial term of an outside director of an Israeli public company is three years.  The outside director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, and as a company whose shares are listed on the Tel Aviv Stock Exchange and a foreign exchange, our outside directors may be elected to additional terms of three years each, subject to conditions set out in regulations promulgated under the Israeli Companies Law.

Ms. Alicia Rotbard was first appointed as an outside director in November 2005 and was reappointed in October 2008 and October 2011.  Ms. Rotbard’s current term will end on November 23, 2014.  Dr. Abraham Havron was appointed as an outside director in March 2011 and his term will end on March 13, 2014.  Accordingly, at the Meeting, shareholders will be asked to reelect Dr. Havron as an outside director for a second three-year term.  In addition, at the Meeting, shareholders will be asked to elect Dr. Estery Giloz-Ran as a third outside director for an initial three-year term, effective upon the date of the Meeting.

Our board of directors has determined that each of Dr. Havron and Dr. Giloz-Ran qualifies as an outside director within the meaning of the Israeli Companies Law, after receiving from each of them a declaration confirming his/her qualifications under the Israeli Companies Law to be elected as an outside director.  Our board of directors has further determined that Dr. Havron has the requisite “professional qualifications” and Dr. Giloz-Ran has the requisite “financial and accounting expertise,” as such terms are defined in regulations promulgated pursuant to the Israeli Companies Law.

Set forth below is a brief biography of each of the nominees for outside director, based on information furnished to us by each of them.

Dr. Abraham Havron is the Chief Executive Officer of Prolor-Biotech Ltd an Israeli fully owned subsidiary of the multi-national company OPKO Health Inc (NYSE: OPK).  Dr. Havron is a 33-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories Ltd. (a subsidiary of Merck Serono S.A.) from 1980 to 1987.  Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., based in Rehovot, Israel (now subsidiary of Ferring Pharmaceuticals) from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003.  Dr. Havron earned his PhD in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow at the Harvard Medical School, Department of Radiology.

Estery Giloz-Ran is a Visiting Assistant Professor of Finance in the Sy Syms School of Business at the Yeshiva University in New York City and a lecturer at Ben-Gurion University.  Dr. Giloz-Ran is also Head of Accountancy at the Peres Academic Center in the Accounting and Business Administration Department and formerly a tax consultant and tax capital investment law adviser at Intel Corporation, from 2008 to 2010. Dr. Giloz-Ran earned her PhD in tax, accounting and finance from the Business Administration Department of Ben-Gurion University. Dr. Giloz-Ran has an M.B.A. degree in Business Administration, Finance, B.A. degree in Business Management from the Open University and is currently concluding her Post-Doctorate as Visiting Scholar at New York University in the Leonard N. Stern School of Business.  Dr. Giloz-Ran in a certified public accountant (Israel).

We are not aware of any reason why either of the nominees, if elected, would be unable or unwilling to serve as an outside director.

Under the Israeli Companies Law, the election of each of the nominees for outside director requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either: (i) the shares voting in favor of the election of the outside director (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the election of the outside director (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), or (ii) the total number of shares voted against the election of the outside director by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on the election of each of the nominees for outside directors indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in each of such proposals.  Otherwise, the shareholder is not eligible to vote on the election of the outside directors and his or her vote will not be counted for the purposes of the proposals.  For details regarding the meaning of “personal interest,” see Item I.

If elected to serve as an outside director, each of Dr. Havron and Dr. Giloz-Ran will receive cash compensation in the form of an annual fee and a per meeting attendance fee, as described in Item IV, and, subject to the approval of Item IV, the equity based-compensation described in Item IV below.  In addition, Dr. Havron will continue to benefit from an indemnification agreement that we previously entered into with him.  Subject to the approval of Item III below, we will enter into an indemnification agreement with Dr. Giloz-Ran.

The Board of Directors recommends a vote FOR the election of each nominee for outside director named above.

ITEM III - APPROVAL OF INDEMNIFICATION AGREEMENT WITH DR. GILOZ-RAN
(Item 3 on the Proxy Card)

Under the Israeli Companies Law, a company may indemnify a director for the following liabilities, payments and expenses incurred for acts performed by him or her, as an office holder (within the meaning of the Israeli Companies Law), either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

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a monetary liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances. Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

•
reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea); and (2) in connection with a monetary sanction; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent (mens rea).

Under the Israeli Companies Law, a company may not indemnify an office holder against any of the following:

•
a breach of the duty of loyalty, except for indemnification for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or penalty levied against the office holder.

Our articles of association permit us to indemnify our office holders to the fullest extent permitted under the Israeli Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction).

Other than our director Reuven Behar and other office holders employed since May 31, 2013, we have entered into indemnification and exculpation agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Israeli Companies Law and undertaking to indemnify them to the fullest extent permitted by the Israeli Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), to the extent that these liabilities are not covered by insurance.  This indemnification is limited to events determined as foreseeable by our board of directors based on our activities, as set forth in the indemnification agreements.  Under such indemnification agreements, the maximum aggregate amount of indemnification that we may pay to all of our office holders together is the greater of 30% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment and NIS 20 million.  We have entered into an indemnification agreement with Reuven Behar, who was elected to serve as a director in April 2013, and other office holders employed since May 31, 2013, with substantially similar terms to the agreement described above, except that they will not be entitled to exculpation and the maximum aggregate amount of indemnification that we may pay to such office holders under the indemnification agreement together with all of our other office holders is 25% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment (the “New Indemnification Agreement”).

Accordingly, we propose that our shareholders approve our entering into an indemnification agreement with Dr. Giloz-Ran in the form of the New Indemnification Agreement, which is consistent with our current compensation policy and the Amended Compensation Policy.

Under the Israeli Companies Law, the payment of compensation to a director, including an undertaking to indemnify a director, in a manner that is consistent with a company’s compensation policy, must be approved by the compensation committee, board of directors and shareholders, in that order.  On November 28, 2013, our compensation committee and board of directors approved, subject to the election of Dr. Giloz Ran as an outside director, our entering into the New Indemnification Agreement with Dr. Giloz-Ran, subject to shareholder approval.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, subject to and effective as of the election of Dr. Estery Giloz Ran as an outside director, to authorize the Company to enter into an indemnification agreement with Dr. Giloz-Ran in the form described in the Proxy Statement for the Extraordinary General Meeting of Shareholders to be held on January 28, 2014.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board recommends a vote FOR the foregoing resolution.

ITEM IV - GRANT OF OPTIONS TO OUTSIDE DIRECTORS
(Item 4 on the Proxy Card)

The remuneration of outside directors of an Israeli company is regulated by the Israeli Companies Law, the Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended (the “Regulations”), and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, as amended.  Under the Israeli Companies Law and the Regulations, a company is generally required to pay its outside directors a cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board committee meetings) that is within a range of fees determined based on the company’s equity in the manner set forth in the Regulations.  If a company elects to pay an outside director an annual fee and a per meeting attendance fee within the range of the average and maximum annual fee and per meeting attendance set forth in the Regulations, such compensation does not require shareholder approval.

Provided that the requirements for payment of the annual and per meeting attendance fees are met, a company may elect to also compensate its outside directors in the form of a grant of securities.  Such grant of securities must be made under a compensation plan that includes all of the company’s office holders and must be in proportion to the securities granted to the company’s “other directors,” within the meaning of the Regulations, provided that the company has at least two “other directors.” The term “other director” generally refers to a director who is not: an outside director; a controlling shareholder; an employee or service provider of the company, an entity that is a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company; or a director who is not compensated by the company (compensation in the form of securities does not constitute compensation for these purposes).  The securities awarded to the outside directors may not be less than the securities awarded to any “other director” nor may the award exceed the average securities awarded to all of the “other directors,” and shall be paid at the same time that compensation is awarded to the “other directors.”  A company is also required to reimburse an outside director for certain expenses set forth in the Regulations.

A nominee for outside director must be informed of the compensation to be paid by the company (and in the case of a grant of securities, also the terms of grant) prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.  Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation, except that expert outside directors may receive higher compensation than non-experts (provided that the compensation paid to each expert director must be the same).  However, at the time a new outside director is appointed, a company may decide that at the end of the term of a serving outside director, the new outside director will receive compensation that is less than the serving outside director.  In addition, at the time a new outside director is appointed, a company may modify the compensation of a serving outside director provided such change is beneficial to such outside director.

We currently pay each of our outside directors an annual fee and per meeting attendance fee equal to the maximum statutory amount payable by companies of our size as set forth from time to time in the Regulations.  According to the Regulations, an outside director is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting.  If Dr. Giloz-Ran is elected to serve as an outside director for an initial three-year term (see Item II), pursuant to the approval of our compensation committee and board of directors, we will pay to Dr. Giloz Ran, commencing as of her election as an outside director and for the duration of her service in such capacity, the maximum annual and per meeting attendance fees payable to expert directors under the Regulations.  As described above, such compensation does not require shareholder approval under the Regulations.

In addition, subject to and effective as of the election of Dr. Giloz-Ran as an outside director for an initial three-year term (see Item II) and subject to shareholder approval, our compensation committee and board of directors have approved to pay to Dr. Giloz Ran equity-based compensation in the form of a grant of options to purchase 20,000 ordinary shares.  In accordance with the terms of grant, the options shall be exercisable on a cashless basis based on an exercise price of NIS 56.94 per share (equal to the average closing price of our ordinary shares on the Tel Aviv Stock Exchange during the 30 trading days immediately prior to the approval of the option grant by our board of directors plus 5%).  The options will vest over a period of four years in 13 installments: 25% of the options will vest on the first anniversary of the grant date and 6.25% of the remaining options will vest at the end of each quarter thereafter.  The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.  The options will be granted under the Company’s 2011 Israeli Share Option Plan.  The foregoing terms are in accordance with our existing compensation policy and the Amended Compensation Policy.

As described above, according to the Regulations, the terms of compensation of an outside director may not be modified during the three year term other than to conform to the terms of a newly appointed outside director, provided that such modification is beneficial to the serving outside director(s).  Furthermore, all of the outside directors must receive the same remuneration.  Subject to the election of Dr. Giloz-Ran as an outside director, our compensation committee and board of directors propose to grant to each of our currently serving outside directors, Ms. Alicia Rotbard and Dr. Abraham Havron, the same equity-based compensation in the form of options to purchase 20,000 ordinary shares being offered to the new nominee for outside director, under the same terms as the options to be granted to Dr. Giloz Ran, as described above.  The Company believes that the modification of the compensation terms of our currently serving outside directors will be beneficial to each of them.

Under the Israeli Companies Law, the payment of compensation, including the grant of options, to an outside director that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders, in that order.  On November 14, 2013, our compensation committee and board of directors approved the foregoing option grants, while taking into account the considerations required by the Israeli Companies Law, subject to shareholder approval.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to and effective as of the election of Dr. Estery Giloz Ran as an outside director, to grant to each of the Company’s outside directors (including Dr. Giloz Ran) options to purchase 20,000 ordinary shares of the Company, under the Company’s 2011 Israeli Share Option Plan.  The terms of such option grants, including the exercise price and vesting terms, shall be as described in the Proxy Statement for the Company’s Extraordinary Meeting of Shareholders to be held on January 28, 2014.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board recommends a vote FOR the foregoing resolution.

ITEM V - GRANT OF OPTIONS TO DIRECTORS OTHER THAN OUTSIDE DIRECTORS, THE
CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER
(Item 5 on the Proxy Card)

As an incentive for the continued activities and efforts of the members of our board of directors, our compensation committee and board of directors have approved, subject to shareholder approval, the grant to each of our current directors (other than the outside directors, the chairman of our board of directors and our chief executive officer) of options to purchase 20,000 ordinary shares.  The options shall be exercisable on a cashless basis based on an exercise price of NIS 56.94 per share (equal to the average closing price of our ordinary shares on the Tel Aviv Stock Exchange during the 30 trading days prior to the approval of the option grant by our board of directors plus 5%).  The options will vest over a period of four years in 13 installments: 25% of the options will vest on the first anniversary of the grant date and 6.25% of the remaining options will vest at the end of each quarter thereafter.  The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.  All of the options will be granted under the Company’s 2011 Israeli Share Option Plan.  The foregoing terms are in accordance with our existing compensation policy and the Amended Compensation Policy.

Under the Israeli Companies Law, the payment of compensation, including the grant of options, to a director, which is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders, in that order.  On November 14, 2013, our compensation committee and board of directors approved the foregoing option grants, while taking into account the considerations required by the Israeli Companies Law, subject to shareholder approval.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to grant to each of the Company’s directors (other than the outside directors, the chairman of the board of directors and the chief executive officer), options to purchase 20,000 ordinary shares of the Company, under the Company’s 2011 Israeli Share Option Plan.  The terms of such option grants, including the exercise price and vesting terms, shall be as described in the Proxy Statement for the Company’s Extraordinary Meeting of Shareholders to be held on January 28, 2014.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board recommends a vote FOR the foregoing resolution.

ITEM VI - GRANT OF OPTIONS TO THE CHAIRMAN OF THE BOARD OF DIRECTORS
(Item 6 on the Proxy Card)

Mr. Leon Recanati has served on our board of directors since May 2005 and has served as the chairman of our board of directors since March 7, 2013.  Mr. Recanati is currently Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd.  Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion Institute of Technology and Tel Aviv University.

As an incentive for the continued activities and efforts of Mr. Recanati as the chairman of our board of directors and in view of his contributions to our company, our compensation committee and board of directors have approved, subject to shareholder approval, the grant to Mr. Recanati of options to purchase 40,000 ordinary shares.  The options shall be exercisable on a cashless basis based on an exercise price of NIS 56.94 per share (equal to the average closing price of our ordinary shares on the Tel Aviv Stock Exchange during the 30 trading days prior to the approval of the option grant by our board of directors plus 5%).  The options will vest over a period of four years in 13 installments: 25% of the options will vest on the first anniversary of the grant date and 6.25% of the remaining options will vest at the end of each quarter thereafter.  The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.  All of the options will be granted under the Company’s 2011 Israeli Share Option Plan.  The foregoing terms are in accordance with our existing compensation policy and the Amended Compensation Policy.

Under the Israeli Companies Law, the payment of compensation, including the grant of options, to a director, which is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders, in that order.  On December 18, 2013, our compensation committee and board of directors approved the foregoing option grant, while taking into account the considerations required by the Israeli Companies Law, subject to shareholder approval.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to grant to Mr. Leon Recanati, the chairman of the board of directors of the Company, options to purchase 40,000 ordinary shares of the Company, under the Company’s 2011 Israeli Share Option Plan.  The terms of such option grant, including the exercise price and vesting terms, shall be as described in the Proxy Statement for the Company’s Extraordinary Meeting of Shareholders to be held on January 28, 2014.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board recommends a vote FOR the foregoing resolution.

ITEM VII - APPROVAL OF UPDATED COMPENSATION TERMS FOR OUR CHIEF
EXECUTIVE OFFICER
(Item 7 on the Proxy Card)

Mr. David Tsur has served as our Chief Executive Officer and on our board of directors since our inception.  Prior to co-founding our company in 1990, Mr. Tsur was Chief Executive Officer of Arad Systems and RAD Chemicals Inc.  Mr. Tsur has also held various positions in the Israeli Ministry of Economy (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran.  Mr. Tsur holds a BA degree in Economics and International Relations and an MBA degree in Business Management, both from the Hebrew University of Jerusalem.

Under his current compensation terms, Mr. Tsur receives a monthly gross salary of NIS 85,000 (or $24,251) (NIS 80,000 (or $22,825) for purposes of social benefits), which was last updated in October 2007.  In addition, in accordance with our compensation policy, Mr. Tsur is entitled to an annual bonus according to an annual bonus plan approved by the compensation committee and the board of directors in accordance with the terms of our compensation policy.  Our compensation committee and board of directors have made a thorough review of Mr. Tsur’s compensation terms, taking into account his position and responsibilities and the accompanying challenges.

Our compensation committee and board of directors concluded that Mr. Tsur’s base fixed monthly salary should be increased to reflect his contributions to our company to date and his abilities and unique experience that are essential for our company’s development in the future.  Mr. Tsur has taken a lead role in the success of our company, including our recent initial public offering in the United States.

Our compensation committee and board of directors believe that it is in the company’s best interest that Mr. Tsur continue to lead our company in the future because of his proven skills and experience.  Accordingly, in order to continue to incentivize Mr. Tsur to remain with our company for the long-term and to establish a joint interest between Mr. Tsur and our shareholders, our compensation committee and board of directors recommend the grant of an equity-based award to Mr. Tsur.

For purposes of its review, the compensation committee and board of directors reviewed a comparative study of acceptable salaries in the market of officers in similar positions in companies similar ours. For purposes of the foregoing comparative studies, companies meeting the following characteristics were selected: Companies in the fields of bio-technology, pharmaceuticals, medical devices and other related fields; public companies whose shares are traded either on the Tel Aviv Stock Exchange or the NASDAQ Stock Market; companies of a similar size in the following financial dimensions:  shareholder equity, balance sheet, sales turnover, operating profit and net profit and companies having substantial international activity.   In addition, our compensation committee and board of directors reviewed the ratio between Mr. Tsur’s proposed compensation and the compensation of other tenured employees in our company, and determined that the ratio is reasonable considering Mr. Tsur’s responsibilities and the added value he provides to our company.

In light of the above considerations, our compensation committee recommended, and our board of directors approved, subject to shareholder approval, the following updated compensation terms, which are in accordance with our existing compensation policy and the Amended Compensation Policy:

(a)	An increase in Mr. Tsur’s monthly fixed salary to NIS 93,000 (or $26,534) (NIS 88,000 (or $25,107) for purposes of social benefits).

(b)
The grant of options to purchase 150,000 ordinary shares.  The options shall be exercisable on a cashless basis based on an exercise price of NIS 56.94 per share (equal to the average closing price of our ordinary shares on the Tel Aviv Stock Exchange during the 30 trading days prior to the approval of the option grant by our board of directors plus 5%).  The options will vest over a period of four years in 13 installments: 25% of the options will vest on the first anniversary of the grant date and 6.25% of the remaining options will vest at the end of each quarter thereafter.  The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.  The options will be granted under the Company’s 2011 Israeli Share Option Plan.

Under the Israeli Companies Law, the payment of compensation, including the grant of options, to a director for his or her service as a director or in connection with his or her employment, which is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders, in that order.  On November 14, 2013, our compensation committee and board of directors approved the foregoing updated compensation terms for Mr. Tsur, including the grant of options, while taking into account the considerations required by the Israeli Companies Law, subject to shareholder approval.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the updated compensation terms of Mr. David Tsur, the Company’s chief executive officer and a director, as described in the Proxy Statement for the Company’s Extraordinary General Meeting of Shareholders, to be held on January 28, 2014, including the grant of options to purchase 150,000 ordinary shares of the Company, under the Company’s 2011 Israeli Share Option Plan.  The terms of such option grant, including the exercise price and vesting terms, shall be as described in the Proxy Statement for the Extraordinary General Meeting of Shareholders.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board recommends a vote FOR the foregoing resolution.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Leon Recanati Chairman of the Board of Directors

Date: December 19, 2013

Exhibit A

KAMADA LTD.

COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

1.	OBJECTIVES OF THE POLICY

This document is designed to determine, describe and detail the policy of Kamada Ltd. (the “Company”) with respect to the compensation of the Company's office holders, the amount of the compensation, its components and the method for determining compensation.

The Company’s compensation policy and its publication are designed to enhance the level of transparency of the Company’s activities relating to the compensation of office holders and to improve the ability of the shareholders to express their opinion and influence the Company's compensation policy for officer and directors.

This document shall apply to the Company's office holders:  the chief executive officer, members of the Company's executive management, each person fulfilling such positions even if his title is different, and directors.

This document does not grant any rights whatsoever to an office holder.  Each of the Company's office holders shall be entitled to compensation only in accordance with his respective employment contract approved by the compensation committee, the board of directors (and the shareholders, to the extent required).

This document determines (among other things) the maximum values for the various components of compensation.  Awarding compensation to an office holder in an amount that is less than the amounts specified in this document shall not be deemed to be a deviation from the provisions of this compensation policy and shall not require the approval of the shareholders that is required by law in the event of deviation from the terms of the compensation policy.

Except with respect to the terms of service and employment of office holders that were approved prior to the date of approval of this compensation policy, any deviation or exception from this compensation policy (excluding, as described above, awarding compensation which is less than the compensation stated in this policy) shall be subject to the approval of the Company’s compensation committee, board of directors and the shareholders, to the extent required by law.

This compensation policy shall apply to the terms of service and employment of office holders that are approved following the date of approval of this compensation policy.  This compensation policy does not derogate from existing contractual obligations, as of the date of approval of this compensation policy, between the Company and its office holders.

The policy is drafted in the masculine solely for convenience and applies to both men and women, without distinction.

In this policy, the Company's “competent organizations” are the compensation committee and the board of directors, and with respect to the compensation of the Company's chief executive officer, directors and controlling shareholders, also the  shareholders, to the extent required by law.

2.	GENERAL BACKGROUND

2.1.	PURPOSE OF THE COMPENSATION POLICY FOR OFFICE HOLDERS

This compensation policy for office holders is designed to assist in achieving the Company's objectives and work plans with a long-term view, taking into account, among other things, the Company’s risks management policy and to ensure that:

2.1.1.	The interests of the Company’s office holders shall be as close as possible to and aligned with those of the Company and the shareholders;

2.1.2.	The Company may recruit and retain senior officers capable of leading the Company to further business success and able to handle future challenges;

2.1.3.	Office holders shall have motivation to attain a high level of business achievements without taking unreasonable risks;

2.1.4.	Office holders shall be compensated for achieving the Company's strategic targets; and

2.1.5.
An appropriate balance shall be established between the various compensation components – fixed vs. variable compensation, quantitative and measurable components vs. discretionary components, short-term vs. long-term components, compensation in cash vs. equity-based compensation and benefits and perquisites.

2.2.	PRIMARY BODIES INVOLVED IN DETERMINING THE COMPENSATION POLICY FOR OFFICE HOLDERS

The parties involved in determining the Company's compensation policy are:

•
Compensation committee of the board of directors – makes recommendations to the board of directors regarding the approval of the compensation policy for office holders and any extensions and updates to the policy to the extent required; approves the terms of service and employment of office holders; and may determine to exempt a transaction from shareholder approval (in the event that the compensation committee believes that bringing the transaction to the approval of the shareholders could jeopardize an arrangement with a candidate for chief executive officer).

•	Board of directors – approves the compensation policy for office holders; periodically reviews the compensation policy and is responsible for updating it as and when necessary.

•	Shareholders – approves the compensation policy, to the extent approval is required by law.

2.3.	BUSINESS ENVIRONMENT AND ITS IMPACT ON COMPENSATION OF OFFICE HOLDERS

As a Company engaged in the development of biological based drugs (biopharmaceuticals), the Company competes with other companies in the same and related fields to recruit and retain managers and leading professionals.  As at the date of writing this document (July 2013), no shortage of highly talented management personnel with expertise in the Company's specific field of business has been experienced; however, since it is a growing area with several companies joining each year, the Company's management personnel could be a target for recruitment by rival companies alongside a shortage which could develop over the following years.

The Company's compensation policy was designed, among other things, to ensure the Company's ability to recruit and retain the highly talented management personnel it requires to continue to develop its business and business success, all in accordance with and subject to the objectives of the compensation policy set forth in Section 2.1, including the promotion of the Company's goals in the long-term.

3.	OFFICER’S COMPENSATION IN VIEW OF COMPANY VALUES AND BUSINESS STRATEGY

3.1.	COMPENSATION ACCORDING TO THE OFFICER’S CHARACTERISTICS AND EXPERIENCE

Officer compensation shall take into account the officer’s education, skills, expertise, professional experience and achievements, as well as the characteristics of the position which he is intended to fulfill and the responsibilities of the position.  It is clarified, however, that the foregoing shall not constitute threshold conditions for purposes of fulfilling a specific position in the Company (because at times prior experience in a position and the relevant field are equivalent to or prevail over formal education in the field), and all of the foregoing characteristics shall be taken into account in the examination of the suitability of a candidate for a particular position. Without derogating from the foregoing, an office’s compensation shall be determined, for each of the various compensation components, according to the foregoing parameters, the nature of the position and the areas of responsibility, while preserving an appropriate balance between the various compensation components set out in this document.

3.2.	RATIO BETWEEN OFFICER COMPENSATION AND COMPENSATION OF OTHER COMPANY EMPLOYEES

The Company aims to compensate its office holders for their contribution to its business success over time, taking into account the extensive responsibility and authority imposed upon them.

Nevertheless, since the Company employs a relatively small number of employees most of whom have unique professional expertise, the Company attaches importance to the creation of appropriate compensation for all of its employees and in preserving reasonable gaps between the overall compensation of officers and the compensation of the other Company employees.

The compensation committee and the board of directors have examined the ratio between the terms of service and employment of officers and the average and median salary of the other Company employees and contractors, and the ratio between the terms of service and employment of officers and the average and median cost of employment of the other Company employees and contractors.

The compensation committee and the board of directors believe that the ratio is appropriate and reasonable taking into account the nature of the Company, its size, value, scale of activity in the various fields, the mixture of manpower and its field of activity and that it does not adversely impact labor relations within the Company.

3.3.	RELATIONSHIP BETWEEN THE COMPANY'S BUSINESS RESULTS AND OFFICER COMPENSATION

The Company's policy is that the overall compensation for officers should be considerably influenced by its business results as well as the individual contribution, responsibility and professional expertise of each officer to the achievement of these results.  The higher the management position, the influence of the business results and the individual contribution to the achievement of these results on the executive’s compensation shall increase.  For this purpose, the higher the management position, the weight of the variable compensation that is performance based in relation to the overall compensation shall increase, all as specified in Section 4.2 below.

4.	PRIMARY CONCEPTS OF THE COMPENSATION POLICY

4.1.	OVERALL COMPENSATION CONCEPT

The Company's compensation committee and board of directors believe that the overall compensation of each employee and in particular of officers should be comprised of a number of different components, such that each element rewards the employee for a different element of his contribution to the Company, thus achieving the objectives of the Company's compensation policy:

•
Base salary – designed to partially reward the employee for the time he devotes to the performance of his role and the daily performance of his tasks.  The base salary takes into account, on the one part, the employee's skills (such as experience, know-how, expertise accumulated in the field of business, education, professional qualifications etc.) and, on the other part, the requirements of the role and the responsibility and authority it carries.

•
Benefits and perquisites – some of which are mandatory according to law (such as pension, severance pay, vacation days, sick leave, recuperation pay, etc.), some of which are common market practice (such as health insurance, insurance for loss of earning capacity, further education funds, which have certain tax benefits for the employee and the Company) and others are designed to compensate the employee for expenses incurred in fulfilling the position (such as a company car, travel expenses, phone, etc.).

•
Variable performance based awards (e.g. annual bonus) – designed to reward the officer for his achievements and contribution to attaining the Company's goals during the course of the period for which the variable compensation is paid and to supplement the base salary.  The weight of variable performance based compensation in relation to the overall compensation shall increase the higher the officer’s management position.

•
Equity-based compensation – designed to link long-term shareholder returns and the compensation of officers and employees of the Company.  Equity-based compensation creates a correlation between the interests of employees and officers and the interests of the Company’s shareholders and assists in creating motivation and in retaining the key personnel in the Company.

4.2.	RATIO BETWEEN COMPENSATION COMPONENTS

The ratio required between the components of an officer’s compensation package is set forth in the following table:

RANK	BASE SALARY	PERFORMANCE BASED VARIABLE COMPENSATION	EQUITY BASED VARIABLE COMPENSATION
Chief Executive Officer	33% - 70%	20% - 35%	15% - 30%
Vice President	55% - 75%	15% - 35%	5% - 25%

5.	COMPENSATION COMPONENTS

5.1.	BASE SALARY

5.1.1.	Determination of the base salary for officers

The base salary for an officer shall be determined during the course of the negotiations for his employment in the Company, which shall be conducted by the person who shall directly supervise the officer (for the chief executive officer – the chairman of the board of directors or whoever is appointed on his behalf for such purpose, for a vice president – the Company's chief executive officer or whoever is appointed on his behalf for such purpose).  The officer’s intended supervisor may determine the base salary based on a range to be determined and approved in advance for such purpose in accordance with the provisions prescribed in this policy.

The salary to be determined, within the foregoing range, shall express the skills of the candidate (including, among other things, his education, professional experience and expertise) and his suitability to the intended position as well as also the acceptable salary conditions in the relevant market and the Company's financial capability at the time of recruitment.

The Company believes that the emphasis of its compensation policy should be on  performance based compensation and therefore, the Company's policy is to determine a base salary which is close to the median salary in the relevant market for similar positions, alongside variable performance based compensation and long-term compensation components that will bring the officer’s overall compensation to a level which will allow the Company to recruit and retain the highly talented management personnel it requires for continuation of its success.

Because officers hold a management position within the meaning of the Hours of Work and Rest Law, such law shall not apply to officers and they shall not be entitled to compensation for overtime work or work on the day of rest.

5.1.1.1.	Market comparison (benchmark)

To determine the salary for the recruitment of a new officer, a comparison shall be made of the acceptable salary in the market for similar positions in companies similar to the Company.  For purposes of the foregoing comparative studies, companies meeting the maximum number as possible of the following characteristics shall be selected:

•	Companies in the field of bio-tech, pharmaceuticals, medical devices and other related fields;

•	Public companies whose shares are traded either on the Tel Aviv Stock Exchange or the NASDAQ Stock Market;

•	Companies of a similar size in the following financial dimensions: shareholder equity, balance sheet, sales turnover, operating profit and net profit;

•	Companies having substantial international activity.

The comparative study shall address all the components of the compensation package and shall include (to the extent the information is available):

•	the acceptable range of base salaries for similar positions (including the split within the range);

•	the acceptable range for annual bonuses;

•	the acceptable range for equity-based compensation; and

•	the benefits and perquisites that are acceptable in the market.

5.1.1.2.
Internal comparison – in determining the salary for the recruitment of a new officer, the following considerations shall be taken into account, as well as their potential impact on the Company’s labor relations as a whole and within the management team:

•	The gap between the proposed salary of the officer and the salary of the other officers in the Company.

•	The ratio between the proposed salary of the officer and the salary of the other employees of the Company.

•	If there are officers with similar positions in the Company – the gap between the proposed salary of the officer and the salary of the officers with similar positions.

5.1.1.3.
To the extent necessary, the Company may employ an officer outside of Israel.  In such instance, the salary shall be determined in a process adjusted to the country where such officer is employed.  In the event that the salary of officers who are candidates for employment abroad deviate from this policy, the salary shall be brought before the Company's competent organs for approval, prior to the execution of a binding employment contract.

5.1.1.4.	Director compensation

The compensation of directors of the Company (including external directors and others) who are not employed in another position in the Company shall be determined pursuant to the Companies Regulations (Rule Regarding the Compensation and Expenses of an External Director), 5760 – 2000 (the “Compensation Regulations”) and shall not exceed the maximum compensation permitted under the Compensation Regulations, among other things taking into account their definition as financial experts.

Compensation to directors who are employed in another position in the Company shall be determined in accordance with the Company’s customary compensation for similar positions, subject to the provisions of this compensation policy.

The Company may award directors equity-based compensation pursuant to the provisions of Section 5.2.2 below, subject to the provisions of the Compensation Regulations.

Directors shall be entitled only to such compensation that has been expressly provided for in this document.

5.1.2.	Periodical review and update of salary

In order to retain officers, the officers' base salary shall be reviewed annually during the course of the first quarter of each year, taking into consideration the challenges of the given year and the following year, the complexity of the officers’ roles, their scope and importance to the Company's performance, all based upon the Company's resources and in comparison to the acceptable salary for similar roles in the relevant market.  To the extent necessary, a proposal regarding an increase to all or any of the officers' salaries shall be prepared and brought before the Company's relevant organs for approval.

5.1.2.1.	Linkage

The officers' salary shall not be linked to any index apart from the statutory cost of living increase.

5.2.	VARIABLE COMPENSATION

Variable compensation components are intended to achieve several objectives:

•
To link part of the officers’ compensation to the achievement of business goals and targets which, in the long-term, bring maximum value to the Company and create a joint interest between the officers, the Company and its shareholders.

•	Increase the officers' motivation to attain the Company's long-term goals.

•	Correlating some of the Company's payroll costs with its performance and enhancing its financial and operational flexibility.

5.2.1.	Annual bonus

The Company's officers shall be entitled to an annual bonus, based upon the annual bonuses plan which shall be brought before the compensation committee and the board of directors for approval.

5.2.1.1.	Principles

Annual bonuses for officers shall be calculated according to the annual bonus plan, to the extent it is approved by the Company's competent organs.  The annual bonus plan shall be comprised of the following provisions:

•
Payment thresholds based on one or more quantitative financial measure(s) of Company performance during the year for which the bonus is paid (such as revenue, gross profit, EBITDA, operating profit or net profit).  The compensation committee shall determine the measure from the list and according to the Company's objectives for the bonus year.  In addition, the compensation committee shall determine a substitute measure which may be used as a payment threshold according to the board of directors resolution during the course of the bonus year where, due to circumstances which could not have been anticipated and which are not in the control of the Company's board of directors, the Company would not succeed in meeting the primary threshold(s).

•
Determining the target bonus for each officer – a target bonus is the bonus paid when 100% of the targets have been met – in terms of a salary multiplier.  A target bonus shall be identical for each officer of a particular rank and shall not exceed, in percentages, the rate set forth in Section 4.2;

•	Determining the maximum bonus (in terms of a salary multiplier) which shall be paid to an officer upon attaining considerably higher results than the targets that were determined;

•	The measures according to which the bonus shall be calculated for each officer and their relative weights, in accordance with Section 5.2.1.2 below;

•	The targets for each measure, for the bonus year.

5.2.1.2.	Determining the bonus plan measures and targets

Personal targets and measures shall be determined for each officer, according to which the officer's performance shall be measured.  A weight shall be assigned to each measure for determining the annual bonus for each officer, and the bonus paid to the officer shall be determined in accordance with the weighted percentage of meeting the targets, as described below.  There shall be three main categories of performance measures for each officer:

•
Company measures – economic or strategic measures, which may be measured quantitatively, in relation to the Company's performance (sales turnover, operating profit, percentage of operating profit, EBITDA, net profit, obtaining approval from the authorities in the target markets, etc.).  These measures shall be the same for all Company officers and the extent of meeting their targets shall determine 80% of the total bonus for the Company's chief executive officer and 40% of the total bonus for vice presidents.

Personal measures – quantifiable and measurable key performance indicators (KPIs) shall be determined for each officer separately, in accordance with his position. The extent of meeting these measures shall determine a further 40% of the total bonus of a vice president.  No personal measures shall be determined for the chief executive officer.

•
Managerial appraisal (the Company's chief executive officer or the chairman of the board of directors, as the case may be) – an evaluation of each officer’s performance in terms that are not measurable but which have a contribution to the Company's long-term performance.  The managerial appraisal shall determine up to 20% of the officer's total bonus.  At the beginning of each year, qualitative measures shall be determined on the basis of which the appraisal of each officer shall be made.

The targets in the personal and managerial measures of each officer shall be determined in accordance with the work plan targets for the bonus year.

5.2.1.3.
Determination of the bonus budget

The total annual budget for the bonuses of Company's officers shall be determined according to the sum of the maximum bonuses of all officers.  After the Company has achieved a net profit for two consecutive years, a maximum total annual bonus budget shall be determined, in terms of a percentage of the Company's operating profit (or the net profit/ gross profit / EBITDA / other measure or any combination thereof, according to the resolution of the Company's compensation committee and board of directors), unless otherwise determined in the Company’s annual budget  approved by the board of directors (e.g., if the Company has operating losses as a result of an increase in research and development costs, partnerships or M&A). In years where the Company does not meet the minimum percentage of the target determined by the Company, as determined by the compensation committee from time to time, no bonuses shall be paid to officers.

5.2.1.4.
Bonus calculation mechanism

The bonus for each officer shall be determined according to the extent that the officer has met the targets determined for him for the bonus year.  The weighted percentage of meeting the targets of each officer shall be translated into a bonus percentage according to the "payment line" formula determined in the bonus plan for officers, which shall be multiplied by the target bonus (the personal bonus) of the officer for the purpose of calculating the actual bonus.  The maximum target bonus for vice presidents shall be six times the base monthly salary and for the chief executive officer, eight times his base monthly salary.

The “payment line” shall determine:

•	The minimum percentage of meeting targets (the lower performance threshold) up to which the officer shall not be paid any bonus whatsoever; the minimum percentage is 70%.

•	The percentage of the target bonus which shall be paid in achieving the lower performance threshold;

•
A maximum percentage of the target bonus (the bonus ceiling) which shall be paid upon achieving a considerably higher level of performance than the targets; the maximum percentage is 150% of the target bonus.

•	The level of performance where the personal bonus ceiling shall be paid.

Calculation of the target bonus percentage for each level of performance between the above-mentioned points shall be made by a linear method.

5.2.1.5.
The approval process for the actual bonus

At the end of each year, the extent of meeting targets by each of the officers shall be calculated.  The percentage of meeting targets of the officer shall be translated into a percentage of the target bonus according to the payment line formula.  The actual bonus to be paid shall be calculated by multiplying the target bonus percentage by the target bonus.

The compensation committee and the board of directors shall be entitled to reduce an officer's annual bonus at their discretion taking into account the following factors:

•	The amount of the officer's contribution to the Company's business development beyond the specific responsibility;

•	The quality and speed of the officer's response to crises and unanticipated events;

•	The officer's contribution to the promotion of the Company within his field of expertise or outside such field.

•	The officer’s overall management, motivating employees and leadership.

The annual bonuses approved by the compensation committee and the board of directors shall be paid to the officers together with the first monthly salary that is paid after the approval of the annual bonuses by the board of directors.

If annual bonuses have been paid to officers on the basis of financial measures which at a later stage transpire to be erroneous and are restated in the financial statements, the officer shall refund the surplus bonuses sums, within one year from the date of the Company's notice with respect thereto, linked to the consumer price index, and if the officer has received less, the Company shall pay the missing bonus amounts together with the next monthly salary.  The Company, by written notice to the officer 60 days in advance, may set-off all or part of the surplus bonuses sums from the bonuses owing to the officer in respect of the following years.

5.2.2.	Equity-Based Compensation

The Company's compensation committee and board of directors believe, in accordance with common practices of public companies in the market, that as part of the officers' total compensation package it is appropriate to offer a component of equity-based compensation, the purpose of which is to establish a joint interest between the officers and the Company's shareholders.  By virtue of the long-term nature of equity-based compensation plans, they support the Company's ability to retain senior managers in their position for the long term and are in the interest of the Company and its shareholders.

In view of the advantages of equity-based compensation plans, the Company shall offer its officers participation in an equity-based compensation plan according to the provision set forth below:

5.2.2.1.	Equity-based compensation plan

Subject to the approval of the Company's competent organs in accordance with law, the Company shall offer officers and directors, participation in an option plan for the acquisition of shares in the Company.  The equity-based compensation plan shall be defined and implemented so that it conforms to the requirements of Section 102 of the Income Tax Ordinance in the capital gains track, to the extent possible.

The plan to be approved shall include the following:

•	The maximum number of options to be granted and the dilution percentage arising from the grants:

•	The method of allocating the grant among the various offerees and also a reserve for grants to office holders who may join the Company during the course of the term of the plan;

•
The vesting period for the options – options shall vest over a minimum period of four years and not more than 25% of the options shall vest in each of such years. The minimum vesting period for the first portion of the grant shall not be less than one year from the date of grant;

•
The exercise price of each option shall be equal to the higher of (i) the average closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange during the 30 trading days prior to the date of the option grant plus 5%; and (ii) the closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange on the date of the option grant;

•	The expiration date of the options - up to 10 years from the date of grant; and

•
Terms upon termination of employment or service (due to dismissal, resignation, death or disability) and change of control.  The terms in the event of a change of control shall include, among others:  a definition of a change in control resulting in full acceleration of options that have not yet vested as of the date of the change of control.  Upon leaving the Company, the compensation committee shall be entitled, at its discretion, to approve the acceleration of options.

5.2.2.2.	Grants

In accordance with the approval of the compensation committee and the board of directors, options shall be granted to officers of the Company in accordance with the terms of the approved plan.  To the extent that an approved plan includes several grants, the future grants shall be made in accordance with the provisions of the plan and on such dates as prescribed in the plan.

When a new officer joins the Company during the course of a plan, the joining officer shall be granted options out of the reserve determined in the plan.

The options granted shall be deposited with a trustee in accordance with the provisions of Section 102 of the Income Tax Ordinance.  The trustee shall report to the offerees about the number of options it holds on their behalf, their exercise dates and any other details they require in connection with the grant.

The considerations for the allocation of the grants among the various offerees shall include:

•	The officer's contribution to the Company's success;

•	The officer's ability to influence the Company's future and performance;

•	The amount of the other compensation components to which the officer is entitled;

•	The scope of the officer's responsibility and tasks.

5.2.2.3.	Exercise

Upon vesting of each portion of the officer's options, the vested options held by the trustee may be exercised into Company shares.  The trustee shall act pursuant to the officers' instructions and shall perform for them all the acts required for the exercise of the options into shares and/or cash.

5.2.2.4.	The maximum equity-based compensation for vice presidents shall be the value of six monthly base salaries and for the chief executive officer, eight monthly base salaries.

5.3.	ADDITIONAL BENEFITS AND PERQUISITES

5.3.1.	Pension

The Company shall allocate payments to a pension fund (or several pension funds) or a pension agent, all in accordance with the officer's selection in writing and pursuant to the applicable statutory provisions.  The allocations shall be made out of the officer's base salary only and shall not be comprised of any other compensation components whatsoever.  The Company's allocations to pension funds shall be conditional upon the appropriate contribution from the officer's salary to the pension.

The Company shall insure officers for loss of earning capacity as part of their participation in a pension fund or as an additional policy for office holders that have manager insurance.  The Company's allocations to insurance for loss of earning capacity shall not exceed 2.5% of the officer's base salary.

Officers who are recruited by the Company after the publication of this policy shall sign the general consent form of the Israeli Minister of Labor pursuant to Section 14 of the Severance Pay Law and the Company shall allocate the officers' severance pay into the pension fund / manager’s insurance in accordance with officer’s election.

5.3.2.	Further Education Fund

Each month the Company shall allocate 7.5% of the officer's base salary and shall deduct a further 2.5% of his base salary to a further education fund at the officer's selection.  The allocation and deduction from the officer's salary to a further education fund shall be made up to maximum amount permitted under the Income Tax Regulations.

5.3.3.	Vehicle

The Company shall provide officers with a vehicle for their personal use, in accordance with the Company's practice, and the Company shall pay the cost of maintaining the vehicle.  The officer shall pay any tax applicable under any law on the value of the use of the vehicle placed at his disposal by the Company.  The Company shall calculate such tax and shall deduct it from the officer's salary.

5.3.4.	Mobile Phone

The Company shall provide an officer with a mobile phone for his use, the type of which shall be at the Company's discretion, and the payment for the cost of use of the phone and the device shall be paid by the Company.  The officer shall pay any tax which is likely to be levied on him due to the use of the mobile telephone at the Company's expense.

5.3.5.	Meals

The officer shall be entitled to participate in a payment arrangement for meals during working hours as determined in the Company's policy with respect to all of the Company's employees.

5.3.6.	Annual Vacation

An officer shall be entitled to annual vacation in the number of days determined in the annual vacation tables and in accordance with the Company's policy (or pursuant to the Annual Vacation Law if no such tables have been defined in the Company's policy).

5.3.7.	Sick Leave

An officer shall be entitled to be absent from work on account of illness pursuant to the provisions of the Sick Pay Law and in accordance with the Company's policy.

5.3.8.	Recuperation Pay

An officer shall be entitled to recuperation pay pursuant to the Recuperation Pay Law.

6.	TERMINATION OF OFFICE CONDITIONS

6.1.	ADVANCE NOTICE

An officer shall be entitled to an advance notice period, as determined by the compensation committee or in accordance with the existing agreements and no more than four months.  During the course of the advance notice period, the officer shall be required to continue to fulfill his position, unless the chief executive officer decides to release him from this obligation, and he shall be entitled to the continuation of all the terms of office and employment without change with respect to such period.

6.2.	RETIREMENT AND TERMINATION AWARDS

As a general rule, no retirement and termination awards shall be determined in the officers' personal employment agreements.  The board of directors, at the chief executive officer’s recommendation, may approve the offer to an officer who has been employed by the Company for at least three years, a retirement award in an amount not exceeding twice the officer's base monthly salary.  When an officer has been employed by the Company for five years or more, the board of directors may approve a retirement or termination award which may not exceed four times the officer's base monthly salary.

6.3.	NON-COMPETITION

Officers shall undertake in writing, at the time they enter into an employment agreement with the Company, to refrain from competing with the Company for a period which is not less than the advance notice period plus the retirement or termination award period to which they shall be entitled after their retirement from the Company.

Officers who are employed in the Company at the date of publication of the policy and who have not signed a non-competition agreement shall sign an agreement as above-mentioned as a condition for payment of any retirement or termination award.

7.	INDEMNITY AND OFFICERS' INSURANCE

Office holders shall be covered by directors' and officers' liability insurance which the Company shall acquire, from time to time, subject to the approval of the Company's board of directors and shareholders, to the extent required by law.  The Company awards, and shall continue to award, indemnification undertakings to directors and officers, subject to the approvals required in accordance with the provisions of the Israeli Companies Law, 1999 (the “Companies Law”).

8.	MAINTENANCE OF THE COMPENSATION POLICY

8.1.	The Company’s Vice President, Human Resources shall be responsible for maintaining the compensation policy updated.

8.2.	Updates to the compensation policy shall be approved by the compensation committee, the board of directors and the shareholders pursuant to the requirements of the Companies Law.